UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								March 30, 2007


Via Facsimile (512) 283-2836 and US Mail

Michael S. Dell
Chief Executive Officer
Dell Inc.
One Dell Way,
Round Rock, Texas 78682

	Re:	Dell Inc.
		Form 10-K for the Fiscal Year Ended February 3, 2006
      Filed March 15, 2006
 		File No. 0-17017

Dear Mr. Dell:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note from your website and public reports that some of your products are available, and may be formatted for use, in Cuba, Iran,
North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Your Form 10-K does not contain disclosure of activities associated with Cuba, Iran, North Korea, Syria or Sudan. Please describe your current, past and anticipated operations in and contacts with such countries, if any, including through distributors and other direct and indirect arrangements. Tell us whether, and explain the extent to which, the governments of Cuba, Iran, North Korea, Syria and Sudan, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.
2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries` status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.
3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, North Korea, Syria and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that Vermont`s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist or genocidal activities. California, Connecticut, Illinois, Maine, Oregon and New
Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, North Korea, Syria and Sudan.
4. Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance


Michael S. Dell
Dell, Inc.
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